January 19, 2005

By Facsimile and U.S. Mail

Robert A. Rosenbaum, Esq.
Dorsey & Whitney LLP
Suite 1500
50 South Sixth Street
Minneapolis, Minnesota 55402

	Re:	Total Logistics, Inc.
		Schedule TO-C filed January 5, 2005
		Schedule TO-C filed January 5, 2005
		Schedule TO-T filed January 7, 2005
		Schedule TO-T, Amendment No. 1 filed January 7, 2005 Schedule TO-T, Amendment No. 2 filed January 11, 2005
	      Filed by Titan Acquisition Corp. and Supervalu, Inc.


Dear Mr. Rosenbaum:

	We have the following comments on the above-referenced filing:

Schedule TO-C, filed January 5, 2005 (Press Release)
Schedule TO-C, filed January 5, 2005 (Transcript of Conference
Call)
Schedule TO-T, Amendment No. 2 filed January 11, 2005

1. We note your references to the safe harbor provisions for forward-looking statements in the conference call transcript and in the press release. Note that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation
M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations. Please do not refer to the safe harbor provisions in any future communications relating to this tender offer.

Schedule TO-T, Amendment No. 1 filed January 7, 2005

2. Confirm that you have disclosed all information required to be disclosed pursuant to Item 1006(a) and (c)(1)-(7) of Regulation M-A or revise the document accordingly.

Offer to Purchase
Section 5.  Certain U.S. Federal Income Tax Consequences, page 11

3. Shareholders are entitled to rely on your disclosure. As such, please revise the heading of this section and the introduction to eliminate the terms "certain" and "general discussion." Also revise the bolded paragraph on page 12 to eliminate the reference to this disclosure as "general information." Please confirm that you have disclosed all material federal income tax consequences of the transaction or revise the document accordingly. Finally, while you may recommend that security holders consult a tax advisor regarding the particular federal tax consequences of the transaction to them based on their individual situation, you may not tell them that they "should" do so. Please revise the bolded paragraph on page 12 to eliminate this term.

Section 14.  Conditions of the Offer, page 31

4. Revise this section to disclose all conditions of the tender offer and eliminate the reference to this section as a "summary" of the conditions. In this regard, revise this section to describe the minimum condition.

5. You state that you reserve the right to assert the conditions
"at any time and from time to time prior to the Effective Time."
Revise to clarify the "Effective Time." As you know, all conditions of the offer, other than required governmental approvals, must be satisfied or waived prior to the expiration of the offer.

Section 16.  Fees and Expenses, page 36

6. Revise to disclose the compensation to be paid to each party identified in this section as required by Item 1009(a) of Regulation M-A.

Closing Comments

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please respond to these comments by promptly amending the filing and submitting a response letter filed via EDGAR under the label "CORRESP." If the information you provide in response to our comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.

If you do not agree with a comment, please tell us why in your response. Direct any questions to me at (202) 942-1881. You may also contact me by facsimile at (202) 942-9638.

Sincerely,



Abby Adams
Special Counsel
Office of Mergers and Acquisitions